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                             August 15, 2022

       Laura L. Felice
       Chief Financial Officer
       BJ's Wholesale Club Holdings, Inc.
       25 Research Drive
       Westborough, Massachusetts 01581

                                                        Re: BJ's Wholesale Club
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 29, 2022
                                                            Filed March 17,
2022
                                                            File No. 001-38559

       Dear Ms. Felice:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 29, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Use of Non-GAAP Financial Measures , page 34

   1. To avoid giving undue prominence to your non-GAAP results, please revise to present and discuss your
Non-GAAP results after your discussion and analysis of GAAP
                                                        results. Refer to Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Laura L. Felice
FirstName  LastNameLaura   L. Felice
BJ's Wholesale  Club Holdings, Inc.
Comapany
August 15, NameBJ's
           2022      Wholesale Club Holdings, Inc.
August
Page 2 15, 2022 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at
202-551-
8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services